TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Dear Sir/Madam:

Re: Technical Report titled "NI 43-101 Technical Report, Lalor & Snow Lake Operations, Manitoba, Canada" dated November 5, 2026, with an effective date of September 1, 2026

I, Marc-André Brulotte, consent to the public filing of the technical report titled "NI 43-101 Technical Report, Lalor & Snow Lake Operations, Manitoba, Canada" dated November 5, 2026, with an effective date of September 1, 2026 (the "Technical Report") by Hudbay Minerals Inc. ("Hudbay").

Dated this 6th day of November, 2026

(signed) "Marc-André Brulotte"

Marc-André Brulotte, P. Geo.

Executive Director, Global Mineral Resource Evaluation, Hudbay